
11008006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010:	
Statements of Net Assets Available for Benefits	2-3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-16
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010:	
Appendix A - Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	A1

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Kmart Retirement Savings Plan for Puerto Rico Employees:

We have audited the accompanying statements of net assets available for benefits of Kmart Retirement Savings Plan for Puerto Rico Employees (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the change in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for the benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 22, 2011

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other, net	$ 4,288	$ 4,263	$ 25
Notes receivable from participants	50	50	
Total plan interest in master trust at fair value	4,338	4,313	25
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	4,338	4,313	25
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(27)	(27)	
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,311	$ 4,286	$ 25

See notes to financial statements.

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other, net	$ 3,871	$ 3,842	$ 29
Notes receivable from participants	48	48	
Total plan interest in master trust at fair value	3,919	3,890	29
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,919	3,890	29
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(11)	(11)	
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,908	$ 3,879	$ 29

See notes to financial statements.

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
(Thousands of dollars)

		Supplementary Information	
	Total	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3):			
Investment income	$ 459	$ 461	$ (2)
Interest income on notes receivable from participants	3	3	
Total plan interest in master trust activity	462	464	(2)
CONTRIBUTIONS:			
Employee	443	441	2
Employer - cash	21	21	
Total contributions	464	462	2
WITHDRAWALS	(507)	(505)	(2)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(16)	(16)	
NET INCREASE (DECREASE)	403	405	(2)
FUND TRANSFERS		2	(2)
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	3,908	3,879	29
December 31	$ 4,311	$ 4,286	$ 25

See notes to financial statements.

1. DESCRIPTION OF PLAN

History and Purpose - Kmart Holding Corporation ("Kmart" or the "Company") established the Kmart Retirement Savings Plan for Puerto Rico Employees (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated April 1, 2005. The Plan was established for the benefit of employees of Kmart who reside in the Commonwealth of Puerto Rico. Prior to April 1, 2005, Kmart Puerto Rico employees participated in the Kmart Retirement Savings Plan (the "Kmart RSP"). The Plan Document has been amended from time to time, and was fully amended and restated as of October 1, 2008. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Plan assets are held for safekeeping and commingled for investment purposes with the participating plans under The Sears Holdings 401(k) Savings Plan Master Trust (the "Master Trust"), based on a custodial arrangement between the trustee for this Plan and the trustee for the Master Trust. The other participating plans in the Master Trust currently include Sears Holdings 401(k) Savings Plan (the "Sears Plan") and the Sears Puerto Rico Savings Plan (the "Sears Puerto Rico Plan").

In March 2005, Kmart merged with Sears, Roebuck and Co. and became a wholly-owned subsidiary of Sears Holdings Corporation ("Holdings"). Kmart continues to sponsor the Plan.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Sears Holdings Corporation Administrative Committee ("Administrative Committee") is Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). The members of this committee are employees of Sears Holdings Management Corporation.

Banco Popular de Puerto Rico has been appointed and serves as trustee of the Plan's trust (the "PR Trust"). State Street Bank and Trust Company ("State Street") serves as the trustee (the "Master Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. State Street is the custodian of the PR Trust. ING Institutional Services ("ING") serves as the Plan's recordkeeper.

Kmart, the Administrative Committee, and the Sears Holdings Corporation Investment Committee ("Investment Committee") (also consisting of employees of Sears Holdings Management Corporation), are the named fiduciaries under the Plan. The Investment Committee has authority relating to the acquisition, retention, and disposition of Plan assets and the appointment, retention, and termination of investment managers. Towers Watson Investment Services, Inc. has been appointed to serve as investment advisor.

Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by Sears Holdings Management Corporation, not the Plan or Master Trust.

Eligibility - An employee of Kmart, Kmart Management Corporation, or Kmart Corporation (the "Employers") who principally performs services for an Employer at one or more of the Employer's various locations in Puerto Rico (which does not include an employee where service is only incidental, minor, or irregular) is eligible for participation on the first day of the third month following the date of hire.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Except as may be limited by applicable Puerto Rico law, a participant may contribute up to 10 percent of eligible annual compensation on a pre-tax or after-tax basis, provided that in the aggregate a participant's contributions per payroll period cannot exceed 10 percent of the participant's eligible annual compensation. Participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to the applicable Puerto Rico Internal Revenue Code catch-up contribution limit.

The Company has concluded that an error occurred in handling participant contributions during the 2009 plan year, whereby two off-cycle pay events were inadvertently excluded from eligible compensation during this period. In June 2010, the Company self-corrected this error by making a corrective nonelective contribution on behalf of each affected participant in the amount of the employee contributions he or she would have been entitled to make and any attributable matching contribution, adjusted for investment earnings, subject to the applicable Plan and statutory limits. The corrective contribution included estimated investment return, based on the Department of Labor's interest calculation methodology.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund ("Holdings Stock Fund"), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; any of five Target Retirement Funds; and the Self-Managed Brokerage Fund, through which a participant may invest in any number of mutual funds, common stock and other investments. Participants are immediately fully vested in their contributions and earnings thereon.

Employer Contributions - Through payroll periods ending January 31, 2009, the Company matching contribution was fixed at 100 percent of a participant's pre-tax and/or after-tax contributions up to the first three percent of eligible compensation and 50 percent of the pre-tax and/or after-tax contributions the participant made on the next two percent of eligible compensation. The Plan was amended to suspend the employer matching contribution on any pre-tax or after-tax contributions for payroll periods that end after January 31, 2009, until further amendment of the Plan.

Prior to the suspension of matching contributions, the Plan allowed for the Company matching contribution to be made quarterly and to be payable in cash or stock, or a combination of both. If in cash, it was invested based on participants' pre-tax contribution elections, or after-tax elections if there is no pre-tax election. If in stock, it was invested in the Holdings Stock Fund. Contributions are available for diversification immediately upon deposit. The previously discussed corrective contribution made in June 2010 was in cash.

Prior to the suspension of matching contributions, to be eligible for the Company matching contribution, a participant must have had one year of service and been credited with 1,000 hours of service by that date. Effective for pay periods on or after April 1, 2005, participants are immediately fully vested in Company matching contributions. For assets transferred from the Kmart RSP, participants are or become vested in Company contributions made prior to April 1, 2005 based on the applicable vesting schedules in effect prior to April 1, 2006, the date of that transfer. Participants should refer to the Plan document for a more complete description of the Plan's vesting provisions.

The Plan includes a provision that allows for discretionary matching contributions. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2010 and 2009.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Participant Loans - Active participants may borrow from their Plan up to the lesser of $50,000 or 50 percent of the vested account balance; but not less than $1,000. Loans are repaid through payroll deductions over any number of months or up to five years (or fifteen years for a loan for the initial purchase of a principal residence of the participant). The interest rate is the prime rate plus one percent as of the date the loan is issued. Participants should refer to the Plan Document and the Loan Policy for a more complete description of the Plan's loan provisions.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance, determined as of the latest posting valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.

Forfeited Accounts - At December 31, 2010 and 2009, forfeited nonvested employer contributions totaled $583 and $570, respectively. Forfeitures are used to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, and offset future employer contributions. For the year ended December 31, 2010, no forfeitures were used to offset employer contributions.

Termination of Participation - Active participation in the Plan ceases after termination of employment. Any participant terminating with account balances in excess of $1,000, who defers distribution of his or her account balances, remains a participant until the participant receives a full distribution of his or her account balances.

Amendment, Suspension, or Termination of the Plan - Although it has not expressed any intent to suspend or terminate the Plan, the Board of Directors of the Company may, at its sole discretion, amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. Further, the Board of Directors of the Company approved the delegation of amendment authority to the Administrative Committee. In the event of the Plan's termination, each participant's account balance will be fully vested. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Master Trust Investment and Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Common Collective Trusts - The Master Trust's investment in various common collective trusts is broadly diversified among various market capitalizations, growth and value investment styles, yields, maturities, and market indices. These common collective trusts are primarily invested in publicly traded securities and have a variety of investment asset classes including equity funds, fixed income funds, and balanced funds. The net asset value per share of common collective trusts is determined each business day and all may be redeemed at the net asset value per share at the measurement date without prior notice. There existed no unfunded commitments to these trust funds at December 31, 2010 or 2009.

Fully Benefit-Responsive Investment Contracts - The statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investments in the Stable Value Fund are valued at fair value and then adjusted to contract value (deposits made, plus interest accrued at the contract rate, less withdrawals and fees) as described above.

The Stable Value Fund is invested in three portfolios of bond investments and in liquid assets comprised of a stable value common collective investment trust fund and a short-term investment fund. On behalf of the Master Trust, the Stable Value Fund investment manager has entered into four synthetic investment ("wrapper") contracts with high quality insurance companies and banks ("wrapper providers") that serve to substantially offset the price fluctuations in the three portfolios of underlying assets caused by movements in interest rates. The wrapper contracts obligate the wrapper providers to maintain the contract value of the portfolios of underlying investments. Contract value is generally equal to the principal amounts invested in the portfolios, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals. Under the terms of the wrapper contracts, gains and losses on the underlying investments are amortized through adjustments to future contract interest crediting rates, which are reset quarterly and which cannot be less than 0%. Primary variables impacting future crediting rates of the Stable Value Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. The liquid assets may comprise from 0% to 15% of the Stable Value Fund and provide for daily participant cash flows and expenses. The average yield of the Stable Value Fund for the years ended December 31, 2010 and 2009 was 1.74% and 2.39%, respectively. The crediting interest rate at December 31, 2010 and 2009 was 2.83% and 2.85%, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their Stable Value Fund (the "Fund") investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Company-initiated events, outside the normal operation of the Plan, may limit the ability of the Fund to transact at contract value. Examples of such events include, but are not limited to, failure of the Plan or its trust to qualify for federal income tax exemption under ERISA; communications given to Plan participants designed to induce them to not invest in the Fund, or to transfer assets out of the Fund; and complete or partial termination of the Plan, or adoption of a competing plan.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. At December 31, 2010 and 2009, there were no participants who had elected to withdraw from the Plan but had not yet been paid.

New Accounting Pronouncements

Fair Value Measurements and Disclosures - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, "Improving Disclosures about Fair Value Measurements." The update clarifies existing disclosure and requires additional disclosures regarding fair value measurements. As of January 1, 2010, we adopted the provision of the update that requires entities to disclose significant transfers into and out of Level 1 and 2 measurements in the fair value hierarchy and the reasons for those transfers (see Note 4, "Fair Value Measurements"). Effective for reporting periods beginning after December 15, 2010, entities will be required to provide separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 investment measurements. The Plan prospectively adopted the new guidance in 2010. The adoption in 2010 did not materially affect the Plan's financial statements.

Reporting Loans to Participants by Defined Contribution Pension Plans - In September 2010, the FASB issued ASU No. 2010-25, "Reporting Loans to Participants of Defined Contribution Pension Plans." The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan's financial statements.

3. INTEREST IN MASTER TRUST

Certain of the Plan's investment assets are held in a trust account with the Master Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by the Sears, Roebuck and Co. on January 1, 2005, and administered by the Master Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears Plan and the Sears Puerto Rico Savings Plan. Although assets of all plans are commingled in the Master Trust, the Master Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets and administrative expenses are allocated daily by the Master Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2010 and 2009 are summarized as follows:

(thousands of dollars)	December 31 2010	December 31 2009
Assets:		
Investments at fair value:		
Sears Holdings Corporation common shares*	$ 143,594	$ 173,033
Other common and preferred stock	461,576	404,006
Registered investment companies	252,884	117,769
Common/collective trusts	1,362,060	1,433,018
Synthetic investment contracts	1,138	778
Fixed income securities	819,080	832,072
Short-term investments	106,475	15,299
Collective short-term investment fund	111,377	88,051
Participant-directed brokerage account	42,745	37,341
Total investments at fair value	3,300,929	3,101,367
Receivables:		
Notes receivable from participants	62,122	60,326
Dividend and interest	3,691	6,309
Due from brokers and others	135,782	71,601
Total receivables	201,595	138,236
Cash	1,551	698
Total assets	3,504,075	3,240,301
Liabilities:		
Due to brokers and others	197,842	32,946
Total liabilities	197,842	32,946
Net assets in Master Trust at fair value	3,306,233	3,207,355
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,201)	(9,534)
Net assets in Master Trust	$ 3,284,032	$ 3,197,821
Plan's interest in Master Trust net assets	$ 4,311	$ 3,908
Plan's percentage interest in Master Trust net assets	0.1 %	0.1 %

* Party-in-interest

The Plan's interest in Master Trust net assets of $4.3 million and $3.9 million exceeds five percent of the Plan's net assets available for benefits as of December 31, 2010 and 2009, respectively.

The net investment earnings of the Master Trust for the year ended December 31, 2010 are summarized below:

(thousands of dollars)	
Dividend, interest and other income	$ 34,986
Net appreciation (depreciation) in fair value of investments:	
Sears Holdings Corporation common shares*	(17,763)
Other common and preferred stock	87,034
Registered investment companies	20,909
Common/collective trusts	167,611
Corporate notes and bonds	1,221
Mortgage and asset backed bonds	558
Government-backed and government agency bonds	(606)
Government notes and bonds	3,357
Foreign and yankee bonds	421
Swaps, options, futures and other	1,559
Short-term investments	6
Participant-directed brokerage accounts	4,894
Net appreciation in fair value of investments	269,201
Investment income of Master Trust	304,187
Interest income on notes receivable from participants	3,325
Total Master Trust activity	$ 307,512
Plan's interest in Master Trust activity	$ 462

* Party-in-interest

4. FAIR VALUE MEASUREMENTS

We determine fair value of the underlying investments in the Master Trust based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy and the Plan's methodology for determining the fair value of the underlying investments in the Master Trust are described as follows:

Level 1 inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing price information.

Common and preferred stocks and registered investment companies (mutual funds) are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.

Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk, and default rates.

Common collective trusts are portfolios of underlying assets held by investment managers and are valued at the unit value reported by the investment managers as of the end of each period presented. Corporate bonds, asset and mortgage-backed securities, U.S. government treasury and agency notes and bonds, and other debt securities are valued using quoted market prices. These securities do not trade with sufficient frequency and volume, however, and therefore their prices are considered a Level 2 input.

Level 3 inputs: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The fair market value of synthetic investment contracts is estimated to be the difference between the current cost and replacement cost of the wrap contracts, discounted using market yields over the term of the investment. (The underlying investments in the synthetic investment contracts are assigned a fair value hierarchy based on the level of input of each individual investment.)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Master Trust investment assets at fair value on a recurring basis, as of December 31, 2010 and 2009. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2010, total Master Trust investment assets at fair value classified within Level 3 were $1.1 million consisting of synthetic investment contracts. At December 31, 2009, total Master Trust investment assets at fair value classified within Level 3 were $2.4 million, which consisted of asset backed debt securities and synthetic investment contracts. Such amounts were less than .1% of total Master Trust investments at fair value as of December 31, 2010 and 2009, respectively.

	Investment Assets at Fair Value as of December 31, 2010			
(thousands of dollars)	**Level 1**	**Level 2**	**Level 3**	**Total**
Sears Holdings Corporation common shares	$ 143,594	$ -	$ -	$ 143,594
Other common and preferred stock	461,576			461,576
Registered investment companies	252,884			252,884
Common/collective trusts		1,362,060		1,362,060
Synthetic investment contracts			1,138	1,138
Fixed income securities:				
Asset backed debt securites		89,925		89,925
Corporate bonds		121,902		121,902
Government-backed and agency bonds		279,421		279,421
Government notes and bonds		291,885		291,885
Other debt securities		35,947		35,947
Short-term investments		106,475		106,475
Collective short-term investment fund		111,377		111,377
Participant-directed brokerage account	42,745			42,745
Total investment assets at fair value	$ 900,799	$ 2,398,992	$ 1,138	$ 3,300,929

(thousands of dollars)	Investment Assets at Fair Value as of December 31, 2009 Level 1	Level 2	Level 3	Total
Sears Holdings Corporation common shares	$ 173,033	$ -	$ -	$ 173,033
Other common and preferred stock	403,881	125		404,006
Registered investment companies	117,769			117,769
Common/collective trusts		1,433,018		1,433,018
Synthetic investment contracts			778	778
Fixed income securities:				
Asset backed debt securities		112,854	1,576	114,430
Corporate bonds		191,272		191,272
Government-backed and agency bonds		182,294		182,294
Government notes and bonds		275,973		275,973
Other debt securities		68,103		68,103
Short-term investments		15,299		15,299
Collective short-term investment fund		88,051		88,051
Participant-directed brokerage account	37,341			37,341
Total investment assets at fair value	$ 732,024	$ 2,366,989	$ 2,354	$ 3,101,367

There were no transfers into or out of Levels 1 and 2 in the fair value hierarchy for the year ended December 31, 2010.

The table below sets forth a summary of changes in the fair value of the Master Trust's Level 3 investment assets for the years ended December 31, 2009 and 2010.

	Changes in Fair Value of Level 3 Investment Assets			
(thousands of dollars)	Group Annuity Contracts	Synthetic Investment Contracts	Fixed Income Securities	Total
Balance, January 1, 2009	$ 82,152	$ 852	$ 2,237	$ 85,241
Plan year 2009 changes:				
Net realized and unrealized gains (losses)	6	(74)	(63)	(131)
Purchases, issuances, and settlements	(82,158)		(598)	(82,756)
Transfers in and/or out of Level 3				-
Balance, December 31, 2009	-	778	1,576	2,354
Plan year 2010 changes:				
Realized gains (losses)			(471)	(471)
Unrealized gains		360	612	972
Purchases				-
Sales			(1,717)	(1,717)
Transfers in and/or out of Level 3				-
Balance, December 31, 2010	$ -	$ 1,138	$ -	$ 1,138

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are shares of common collective trusts managed by State Street Bank and Trust Company ("State Street") and a synthetic investment contract issued and guaranteed by State Street (see Note 2). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common collective trusts and for the interest rate guarantee on the synthetic investment contract were $1.3 million and $1.1 million for the years ended December 31, 2010 and 2009, respectively.

The Master Trust holds a synthetic investment contract issued and guaranteed by ING Life Insurance and Annuity Company ("ING Life") (see Note 2), which is related to the Plan's recordkeeper through its parent, ING Group. Fees paid to ING Life were $0.3 million and $ 0.2 million for the years ended December 31, 2010 and 2009, respectively.

The Master Trust holds shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer. At December 31, 2010 and 2009, the Master Trust held 1,947,031 shares with a fair value of $143.6 million and a cost basis of $187.0 million, and 2,073,498 shares with a fair value of $173.0 million and a cost basis of $204.1 million, respectively. Holdings has not paid dividends on its common stock since inception.

6. INCOME TAXES

The Plan was established for employees of Kmart who perform services at Kmart locations in Puerto Rico. The Department of Treasury of the Commonwealth of Puerto Rico ("Puerto Rico Department of Treasury") has determined and informed Kmart by a letter dated January 17, 2006 that the Plan, as then designed, was in compliance with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994. The Plan was fully amended and restated effective October 1, 2008 and the Puerto Rico Department of Treasury confirmed the Plan's ongoing compliance with the Puerto Rico Internal Revenue Code by a favorable determination letter dated September 24, 2010. The Plan has been further amended since October 1, 2008. The first three amendments also have been issued favorable decisions by the Puerto Rico Department of Treasury, and Puerto Rico legal counsel for the Plan has submitted the Fourth Amendment for a favorable determination letter as well.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of Treasury. The Plan Administrator, with the assistance of in-house and outside counsel, has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code and consequently is exempt from local taxes; therefore, no provision for taxes has been provided for in the Plan's financial statements. In 2009, the Plan Administrator identified certain insignificant errors in the operation of the Plan, which were resolved in 2010 in accordance with an appropriate correction methodology in Puerto Rico.

7. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:

Foreign Currency Exchange Contracts - Periodically, the Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

When held, the Master Trust reflects the fair value of all forward contracts as an asset or liability in its statement of net assets. The fair values associated with the foreign currency contracts are estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

At December 31, 2010 and 2009, the Master Trust held no currency contract receivables and payables.

Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the Master Trust's statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2010 and 2009, the Master Trust was a party to futures contracts held for trading purposes for U.S. Treasury Bonds, U.S. Treasury Notes, Eurobonds, Eurodollars, and Eurosterling. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts.

At December 31, 2010, the Master Trust had futures contracts with notional amounts of $17.7 million, which was comprised of futures contracts to purchase Eurodollars. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts. U.S. Treasury Notes and cash owned and included in the investments of the Master Trust valued at $.1 million at December 31, 2010 were pledged to the counterparties as collateral on the futures contracts.

At December 31, 2009, the Master Trust had no open futures contracts and no collateral owned and included in the investments of the Master Trust were pledged to counterparties.

The fair value of the futures contracts in the Master Trust is $0 at December 31, 2010 as settlements are completed by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Credit Default Swaps - During 2009, the Master Trust entered into credit default swaps to hedge its exposure to certain fixed income investments, as well as to synthetically replicate the returns of certain fixed income investments. A credit default swap is a contract that involves the payment or receipt of an annual default premium for a specific issuer of corporate bonds and requires the party receiving the premium to pay the notional value of the corporate bonds if the issuer defaults. Swap contracts are entered into directly between the parties and consequently involve counterparty credit risk. The investment manager's policy is to execute swaps only with counterparties whose credit rating is A+ or better.

At December 31, 2010 and 2009, the Master Trust held no credit default swaps and no investments of the Master Trust were pledged as collateral to the Master Trust's brokers.

Changes in the fair value of credit default swaps are accounted for as net appreciation (depreciation) in the fair value of assets.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

(thousands of dollars)	December 31	
	2010	2009
Net assets available for benefits per the financial statements	$ 4,311	$ 3,908
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	27	11
Net assets available for benefits at fair value per Form 5500	$ 4,338	$ 3,919

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

(thousands of dollars)	
Net increase in net assets available for benefits per the financial statements	$ 403
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:	
Current year	27
Prior year reversal	(11)
Net income per Form 5500	$ 419

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

APPENDIX A

(EIN: 32-0073116/PN: 005)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2010

	Identity of Issuer, Borrower, or Similar Party	Description of Investment	Current Value
*	PARTICIPANT LOANS	Participant loans earning interest from 4.25% to 9.25%, maturing from 2011 - 2015	$ 49,758

This schedule does not include all the Plan's investments in the Sears Holdings 401(k) Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

By: Sears Holdings Corporation Administrative Committee, Plan Administrator



By: ______________________

William K. Phelan
Member of Administrative Committee and Senior Vice President, Acting Chief Financial Officer and Controller of Sears Holdings Corporation

Date: June 27, 2011

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-144395 of Sears Holdings Corporation on Form S-8 of our report dated June 22, 2011 relating to the financial statements and supplemental schedule of Kmart Retirement Savings Plan for Puerto Rico Employees (the "Plan") appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2010.

Deloitte & Touche LLP

Chicago, Illinois
June 22, 2011